SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549



                                    FORM 6-K


                        Report of Foreign Private Issuer

                        Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934


                        For the month of: September 2004

                         Commission File Number 0-18939


                             BERKLEY RESOURCES INC.
                               (Registrant's name)

                         455 Granville Street, Suite 400
                   Vancouver, British Columbia, Canada V6C 1T1
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
                                        Form 20-F  [X]     Form 40-F [ ]

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                        Yes   [ ]          No   [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):


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     On September 31, 2004,  Berkeley  Resources,  Inc. issued the press release attached hereto as Exhibit 99.

         Exhibit No.        Description
         -----------        -----------
             99             Press Release dated September 30, 2004 announcing
                            Drill Program

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                                        BERKLEY RESOURCES INC.
                                                        (Registrant)




Date: October 7, 2004                                   /s/ Matt Wayrynen
      ---------------                                   ------------------------
                                                        Matt Wayrynen, President


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                                  Exhibit Index
                                  -------------


         Exhibit No.         Description
         -----------         -----------

             99 Press Release dated September 30, 2004 titled "Major Drill Program Commenced Sept. 2004"